06036087

P.E. 12-31-05

programmer's paradise®

INC

2005 annual report

to our shareholders

The entire team at Programmer's Paradise, Inc. is proud of our results in 2005. Sales increased 33% to $137.7 million and income from operations grew to $2.8 million—an increase of 28% over 2004. This increase in sales is driven by the continued increase in productivity of our seasoned account executive team. The improvement in operating income is the result of continued focus on all areas of expense. Gross margins did decline during the year as a function of aggressive growth. We expect to stabilize gross margins during 2006 and as a result the level of sales growth rate could decline; however, we will continue to increase market share. This strategy could have a significant positive impact on income from operations.

■ Our employees' commitment to execution and excellence drives our customer loyalty. It is our solid customer base that continues to build our market share. We will continue to increase the breadth of our product line while improving the technical depth of our account executives. This direction will result in the opportunity to service our customers more effectively.

■ Evans Data Corporation, in their annual Developer Marketing Patterns Report, for the seventh consecutive year, listed Programmer's Paradise, Inc. as the # 1 reseller selected by the developer community. The Chief Executive Officer of Evans Data, Janel Garvin, said:

> **"Programmer's Paradise, Inc. consistently earns this recognition because of their focus and dedication to this market as well as their commitment to excellence in service. They understand the needs of developers very well."**

■ I believe investors will continue to be rewarded. As our consistent performance continues we should see share price increase in value. In addition, our dividend policy has had a favorable impact on share value. In the 1st Quarter of 2005, we increased our quarterly dividend by 9% and again in the 4th Quarter of 2005, we increased our quarterly dividend by another 8%.

■ We are privileged to have an outstanding Board of Directors with a wealth of knowledge and a desire to be actively involved in the operation of our company. I thank them for their commitment and for their continued guidance. I am proud to work with them and I thank them for their support.

■ For the past two years we have had a succession plan in place to ensure an orderly transition at the senior level of our company. At my request, the Board of Directors approved the promotion of Simon Nynens to President and Chief Executive Officer of Programmer's Paradise, Inc. effective January 9, 2006. In addition, he is now a member of our Board of Directors.

■ Simon is immensely qualified for this position. He began working for our company eight years ago as Controller for our International Operations. After a year in that position he was moved to our corporate office and named Worldwide Controller. One year later, it was decided to divest our International Operation. Simon was named General Manager of International Operations to facilitate this transaction. After he completed the sale he returned to our corporate office as Chief Financial Officer. Two years ago Simon received the additional responsibility of Executive Vice President. In this position he served as Chief Operating Officer. At our Board of Directors meeting in June, it is my intention to recommend the promotion of Simon to the additional position of Chairman. I will continue to remain on the Board of Directors and serve as a consultant for a year.

■ I have had a wonderful time during my eight years at Programmer's Paradise, Inc. and am most appreciative of the support I have received from everyone. We have a very special culture and very special people and I will greatly miss my day-to-day involvement with them. My thanks and love to each. I take great comfort knowing that I am leaving them with a great Captain at the helm.

William H. Willett
Chairman of the Board

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number: 000-26408

PROGRAMMER'S PARADISE, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)

13-3136104 (IRS Employer Identification Number)

1157 Shrewsbury Avenue, Shrewsbury, New Jersey (Address of principal executive offices)

07702 (Zip Code)

Registrant's telephone number, including area code: **(732) 389-8950**

Securities registered pursuant to section 12(b) of the Act: **None**
Securities registered pursuant to section 12(g) of the Act: **Common Stock, par value $0.01 per share**
(Title Of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [x]

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or other information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Act). Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the Common Stock held by non-affiliates of the Registrant computed by reference to the closing sale price for the Registrant's Common Stock as of June 30, 2005, the last business day of the Registrant's most recently completed second fiscal quarter, as reported on The NASDAQ Capital Market, was approximately $33,398,000. (In determining the market value of the Common Stock held by any non-affiliates, shares of Common Stock of the Registrant beneficially owned by directors, officers and holders of more than 10% of the outstanding shares of Common Stock of the Registrant have been excluded. This determination of affiliate status is not necessarily a conclusive determination for other purposes.)

The number of shares outstanding of the Registrant's Common Stock as of March 8, 2006 was 4,143,262 shares.

Documents Incorporated by Reference: Portions of the Registrant's definitive Proxy Statement for its 2005 Annual Meeting of Stockholders to be filed on or before April 30, 2006 are incorporated by reference into Part III of this Report.

PART I

Item 1 Business

General

Programmer's Paradise, Inc. (the "Company") is a marketer of software in the United States and Canada targeting software development and information technology professionals within enterprise organizations.

Programmer's Paradise, Inc. was incorporated in Delaware in 1982. Our Common Stock is listed on The NASDAQ Captial Market under the symbol "PROG". Our main Web site addresses are www.programmersparadise.com and www.lifeboatdistribution.com. Information on our Web sites should not be considered filed with the Securities and Exchange Commission. Information contained on our Web sites is not, and should not be deemed to be, a part of this report.

The Company operates in one primary business segment: the marketing of technical software and hardware for microcomputers, servers and networks in the United States and Canada. We offer a wide variety of technical and general business application software from a broad range of publishers and manufacturers. We market these products through our catalogs, direct mail programs, advertisements in trade magazines, as well as through Internet and e-mail promotions. Through our wholly owned subsidiary, Lifeboat Distribution Inc., we distribute products to dealers and resellers in the United States and Canada.

The Company's catalogs are full color "magalogs" and offer some of the most complete collections of microcomputer technical software, including programming languages, tools, utilities, libraries, development systems, interfaces and communication products.

Competition

The software distribution market is highly competitive. Pricing is very aggressive and the Company expects pricing pressure to continue. The Company faces competition from a wide variety of sources including: vendors who sell direct to customers; software resellers; superstores; catalogers; Web sites; and other direct marketers of software products. Some of our competitors are significantly larger and have substantially greater resources than the Company. Many of our competitors compete principally on the basis of price, product availability, customer service and technical support. The market for developer software products is characterized by rapid changes in technology, user requirements, and customer specifications. The Company competes in acquiring prospective buyers and in sourcing new products from software developers and publishers, as well as in marketing its current product line to its customers.

There can be no assurance that the Company can compete effectively against existing competitors or new competitors that may enter the market and generate profit margins which represent a fair return to the Company. In addition, price is an important competitive factor in the personal computer software market and there can be no assurance that the Company will not be subject to increased price competition. An increase in the amount of competition faced by the Company, or its failure to compete effectively against its competitors, could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company believes that its ability to offer software developers and information technology (IT) professionals a wide selection of products at low prices with prompt delivery and high customer service levels, along with its good relationships with vendors and suppliers, allow it to compete effectively. The Company competes to gain distribution rights for new products primarily on the basis of its reputation and its relationships with software publishers.

The manner in which software products are distributed and sold is changing, and new methods of distribution and sale may emerge or expand. Software developers and publishers have sold, and may intensify their efforts to sell, their products directly to end-users. The evolution of the Internet as a viable platform in which to conduct e-commerce business transactions has both lowered the barriers for competition and broadened customer access to products and information. From time to time certain software developers and publishers have instituted programs for the direct sale of large order quantities of software to certain major corporate accounts. These types of programs may continue to be developed and used by various developers and publishers. While Microsoft and other vendors currently sell new releases or upgrades directly to end users, they have not attempted to completely bypass the reseller channel. Future efforts by such entities to bypass third-party sales channels could materially and adversely affect the Company's result of operations.

In addition, resellers and publishers may attempt to increase the volume of software products distributed electronically through ESD (Electronic Software Distribution) technology, through subscription services, and through on-line shopping services. Any of these competitive programs, if successful, could have a material adverse effect on the Company's result of operations.

Products

The Company offers a wide variety of products from a broad range of publishers and manufacturers, including Microsoft, Computer Associates, IBM, VMware, Borland, Quest software, Compuware, Infragistics, ComponentOne, Macrovision, and Adobe. On a continuous basis, new products are screened for inclusion in our catalogs and Web sites based on their features, quality, price, profit margins and warranties, as well as on current sales trends. In 2005 and 2004, hardware and peripherals represented 5% and 6%, respectively, of our overall revenue. In 2003 these sales represented 7% of our overall revenue.

Marketing and Distribution

We market products through creative marketing communications, our catalogs, our Web sites, industry magazines, and national trade shows. We also use direct e-mail and printed material to introduce new products and upgrades, to cross-sell products to current customers, and to educate and inform. We believe that our catalogs are important marketing vehicles for software publishers and manufacturers. These catalogs provide a cost-effective and service-oriented means to market, sell and fulfill software products. The Company has two primary catalogs: Programmer's Paradise, targeting software developers; and Corporate Developer's Paradise, targeting information technology professionals working in large corporations. These catalogs are full color "magalogs" that combine traditional catalog sales offerings with detailed product descriptions and announcements, and which contain cooperative vendor advertising.

The Company offers additional catalogs aimed at specific audiences. Significant increases in postal or shipping rates and in paper costs could have a material adverse effect on the Company. We continually attract new customers through advertisements in trade magazines, as well as through selectively mailing catalogs and other direct mail material. Prospect names are also provided to us by publishers whose products we market. In 2005, the Company's cooperative and fee-based advertising reimbursements as a percentage of sales decreased to 3.5% from 4% in 2004.

One customer, CDW Corporation, accounted for 14.2%, 12.7%, and 11.8% of consolidated net sales in 2005, 2004, and 2003, respectively, and 7.2% of accounts receivable as of December 31, 2005. Our top five customers accounted for 27%, 22%, and 22% of consolidated net sales in 2005, 2004, and

2003, respectively. The Company generally ships products within 48 hours of confirming a customer's order. This allows for minimum backlog in the business.

Canadian sales represented 12% of consolidated revenues in 2005 as compared to 11% in 2004, and 15% in 2003.(for geographic financial information, please refer to Note Nine to our Notes to *Consolidated Financial Statements*).

Customer Support

We believe that providing a high level of customer service is necessary to compete effectively and is essential to continued sales and revenue growth. Our account representatives assist our customers with all aspects of purchasing decisions; process products ordered and respond to customer inquiries on order status, product pricing and availability. The account representatives are trained to answer all basic questions about the features and functionality of products. For technical issues we have an in-house technical support staff.

Purchasing and Fulfillment

The Company's success is dependent, in part, upon the ability of its suppliers to develop and market products that meet the changing requirements of the marketplace. The Company believes it enjoys good relationships with its vendors. The Company and its principal vendors have cooperated frequently in product introductions and in other marketing programs. As is customary in the industry, the Company has no long-term supply contracts with any of its suppliers. Substantially all the Company's contracts with its vendors are terminable upon 30 days' notice or less. The manner in which software products are distributed and sold is changing, and new methods of distribution and sale may emerge or expand. Software publishers have sold, and may intensify their efforts to sell, their products directly to end-users. The Company's business and results of operations may be adversely affected if the terms and conditions of the Company's authorizations with its vendors were to be significantly modified or if certain products become unavailable to the Company.

We believe that effective purchasing from a diverse vendor base is a key element of our business strategy. For the year ended December 31, 2005, Ingram Micro and VMware were the only individual vendors from whom our purchases exceeded 10% of total purchases. For the year ended December 31, 2005, 2004, and 2003, Ingram Micro accounted for 17.5%, 25.0%, and 27.7%, respectively of total purchases. VMware accounted for 35.1%, 22.9%, and 13.8% respectively, of total purchases. The loss of these vendors, or any other key vendor, could have an adverse effect on the Company.

In 2005, the Company purchased approximately 79% of its purchases directly from manufacturers and publishers and the balance from multiple distributors, as compared to 72% in 2004, and 69% in 2003. Most suppliers or distributors will "drop ship" products directly to the customers, which reduces physical handling by the Company. These inventory management techniques allow the Company to offer a greater range of products without increased inventory requirements.

Inventory levels may vary from period to period, due in part to increases or decreases in sales levels, the Company's practice of making large-volume purchases when it deems the terms of such purchases to be attractive, and the addition of new suppliers and products. Moreover, the Company's order fulfillment and inventory control allow the Company to order certain products just in time for next day shipping. The Company promotes the use of electronic data interchange ("EDI") with its suppliers, which helps reduce overhead and the use of paper in the ordering process. Although brand names and individual products are important to our business, we believe that competitive sources of supply are available for substantially all product categories we carry.

The Company operates distribution facilities in Shrewsbury, New Jersey and Mississauga, Canada.

Management Information Systems

The Company operates management information systems on Windows NT and MPE platforms that allow for centralized management of key functions, including inventory, accounts receivable, purchasing, sales and distribution. We are dependent on the accuracy and proper utilization of our information technology systems, including our telephone, Web sites, e-mail and fax systems.

The management information systems allow the Company to monitor sales trends, provide product availability and order status information, track direct marketing campaign performance and to make marketing event driven purchasing decisions. In addition to the main system, the Company has systems of networked personal computers, as well as microcomputer-based desktop publishing systems, which facilitate data sharing and provide an automated office environment.

The Company recognizes the need to continually upgrade its management information systems to most effectively manage its operations and customer database. In that regard, the Company anticipates that it will, from time to time, require software and hardware upgrades for its present management information systems.

Trademarks

The Company conducts its business under the various trademarks and service marks of Programmer's Paradise, the "Island Man" cartoon character logo, and Lifeboat. The Company protects these trademarks and service marks and believes that they have significant value and are important factors in its marketing programs.

Employees

As of December 31, 2005, Programmer's Paradise, Inc. and its subsidiaries had 115 full-time and 1 part-time employees. The Company is not a party to any collective bargaining agreements with its employees, has experienced no work stoppages and considers its relationships with its employees to be satisfactory.

Executive Officers of the Company

Set forth below are the name, age, present title, principal occupation and certain biographical information for our executive officers as of February 1, 2006, all of whom have been appointed by and serve at the discretion of our board of directors. The company's former President and CEO resigned in January 2006 see Note 8 for additional details.

Name	Age	Position
Simon F. Nynens	34	President and Chief Executive Officer
Jeffrey C. Largiader	49	Vice President- Sales & Marketing
Daniel T. Jamieson	48	Vice President and General Manager-Lifeboat
Steven R. McNamara	47	Vice President and General Manager- Canada
Vito Legrottaglie	42	Vice President - Information Systems
Kevin T. Scull	40	Vice President and Chief Accounting Officer

Simon F. Nynens was appointed President and Chief Executive Officer in January 2006. Mr. Nynens also serves on the Board of Directors. He previously held the position of Executive Vice president and Chief Financial Officer since June 2004. Previously, Mr. Nynens served as Vice President and chief financial officer since January 2002. Prior to that appointment, he served as the vice president and chief operating officer of the company's European operations.

Jeffrey C. Largiader was appointed Vice President-Sales and Marketing in April 2003. Mr. Largiader has served as the Vice-President - Marketing since 1989.

Daniel T. Jamieson was appointed Vice President and General Manager of Lifeboat in April 2003. Prior to that, and since 1992, Mr. Jamieson held various sales and marketing management positions with the company.

Steven R. McNamara has served as Vice President and General Manager - Canada since June 1997.

Vito Legrottaglie was appointed to the position of Vice President of Information Systems in June 2003, after rejoining the Company in February 2003. Mr. Legrottaglie had previously served as Vice President of Information Systems from 1999 to 2000 and had been with the Company since 1996. Mr. Legrottaglie has also held the positions of Chief Technology Officer at Swell Commerce Incorporated, Vice President of Operations for The Wine Enthusiast Companies and Director of Information Systems at Barnes & Noble.

Kevin T. Scull was appointed Vice President and Chief Accounting Officer in January 2006. He previously held the position as Corporate Controller of the company since January 2003. Prior to joining Programmer's Paradise, Inc., Mr. Scull previously worked for Niksun Inc. as Accounting Manager since January 2001 and prior to that he worked for Telcordia Inc. since December 2000 as Manager of Accounting Policies.

Available Information

Under the Securities Exchange Act of 1934, the Company is required to file annual, quarterly and current reports, proxy and information statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a web site at http: www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Company files electronically with the SEC. The Company makes available, free of charge, through its internet web site its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as soon as reasonably practicable after they are filed with the SEC. The following address for the Company's web site includes a hyperlink to those Reports: http://www.programmersparadise.com/company /overview.pasp. The information contained on our website is not part of, and is not incorporated in, this or any other report we file with or furnish to the SEC.

In January 2004, we adopted a Code of Ethical Conduct. The full text of the Code of Ethical Conduct, which applies to all employees, officers and directors of the Company, including our Chief Executive Officer, Chief Financial Officer and Controller is available at web site, http://www.programmersparadise.com /company/overview.pasp. The Company intends to disclose any amendment to, or waiver from, a provision of the Code of Ethical Conduct that applies to our Chief Executive Officer, Chief Accounting Officer or Controller on our investor relations web site.

Item 1A. Risk Factors

Changes in the information technology industry and/or economic environment may reduce demand for the products and services we sell. Our results of operations are influenced by a variety of factors, including the condition of the IT industry, general economic conditions, shifts in demand for, or availability of, computer products and software and IT services and industry introductions of new products, upgrades or methods of distribution. Net sales can be dependent on demand for specific product categories, and any change in demand for or supply of such products could have a material adverse effect on our net sales, and/or cause us to record write-downs of obsolete inventory, if we fail to react in a timely manner to such changes.

We rely on our suppliers for product availability, marketing funds, purchasing incentives and competitive products to sell. We acquire products for resale both directly from manufacturers and indirectly through distributors. The loss of a supplier could cause a disruption in the availability of products. Additionally, there is no assurance that as manufacturers continue to sell directly to end users and through the distribution channel, they will not limit or curtail the availability of their product to resellers like us. Our inability to obtain a sufficient quantity of product, or an allocation of products from a manufacturer in a way that favors one of our competitors relative to us, could cause us to be unable to fill clients' orders in a timely manner, or at all, which could have a material adverse effect on our business, results of operations and financial condition.

The IT products and services industry is intensely competitive and actions of competitors, including manufacturers of products we sell, can negatively affect our business. Competition has been based primarily on price, product availability, speed of delivery, credit availability and quality and breadth of product lines and, increasingly, is also based on the ability to tailor specific solutions to client needs. We compete with manufacturers, including manufacturers of products we sell, as well as a large number and wide variety of marketers and resellers of IT products and services. In addition, manufacturers are increasing the volume of software products distributed electronically directly to end-users and in the future will likely pay lower referral fees for sales of certain software licensing agreements sold by us. Generally, pricing is very aggressive in the industry, and we expect pricing pressures to continue. There can be no assurance that we will be able to negotiate prices as favorable as those negotiated by our competitors or that we will be able to offset the effects of price reductions with an increase in the number of clients, higher net sales, cost reductions, greater sales of services, which are typically at higher gross margins, or otherwise. Price reductions by our competitors that we either cannot or choose not to match could result in an erosion of our market share and/or reduced sales or, to the extent we match such reductions, could result in reduced operating margins, any of which could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in our information technology and voice and data networks could affect our ability to service our clients and cause us to incur additional expenses. We believe that our success to date has been, and future results of operations will be, dependent in large part upon our ability to provide prompt and efficient service to clients. Our ability to provide such services is largely dependent on the accuracy, quality and utilization of the information generated by our IT systems, which affect our ability to manage our sales, client service, distribution, inventories and accounting systems and the reliability of our voice and data networks.

We depend on certain key personnel. Our future success will be largely dependent on the efforts of key management personnel. We also believe that our future success will be largely dependent on our continued ability to attract and retain highly qualified management, sales, service and technical personnel.

We cannot assure you that we will be able to attract and retain such personnel. Further, we make a significant investment in the training of our sales account executives. Our inability to retain such personnel or to train them either rapidly enough to meet our expanding needs or in an effective manner for quickly changing market conditions could cause a decrease in the overall quality and efficiency of our sales staff, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Common Stock. The exercise of outstanding options may dilute your ownership of our common stock. Our common stock is thinly traded. As a result of the thin trading market for our stock, its market price may fluctuate significantly more than the stock market as a whole or the stock prices of similar companies. Without a larger float, our common stock will be less liquid than the stock of companies with broader public ownership, and, as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Item 2 Properties

The Company leases 25,250 square feet of space in Shrewsbury, New Jersey for its corporate headquarters and warehouse under a ten-year lease expiring in June 2007. Total annual rent expense for these premises is approximately $280,000. Additionally, the Company leases two buildings with approximately 3,600 and 3,700 square feet of office and warehouse space in Mississauga, Canada, under leases, which expire July 31, 2007 and November 30, 2007, respectively. Total annual rent expense for these premises is approximately $65,000. The Company leases approximately 4,000 square feet of office space in Hauppauge, New York for a satellite sales office under a lease expiring in April 2010. Total annual rent expense amount to approximately $70,000. In addition, the Company leases approximately 1,200 square feet of office space in Mount Laurel, New Jersey for a satellite sales office under a lease expiring in March 2006. Total annual rent expense for the satellite sales office amounts to approximately $30,000. We believe that each of the properties is in good operating condition and such properties are adequate for the operation of the Company's business as currently conducted.

Item 3 Legal Proceedings

There are no legal proceedings pending against the Company or any of its subsidiaries.

Item 4 Submission of Matters to a Vote of Security Holders

There were no matters submitted during the fourth quarter of 2005 to a vote of security holders.

PART II

Item 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Programmer's Paradise, Inc. Common Stock, par value $0.01, trades on The NASDAQ Capital Market under the symbol "PROG". Following is the range of low and high closing prices for our Common Stock as reported on The NASDAQ Capital Market.

	High	Low
2005		
First Quarter	$14.790	$11.250
Second Quarter	12.600	8.210
Third Quarter	11.160	8.820
Fourth Quarter	12.670	9.300

2004		
First Quarter	$8.060	$6.130
Second Quarter	8.680	6.720
Third Quarter	10.990	7.740
Fourth Quarter	14.780	9.950

In 2005, we declared quarterly dividends totaling $0.49 per share on our Common Stock. These dividends are reflected in the financial statements as a reduction in additional paid in capital.

During 2005, we issued 128,425 shares of our Common Stock from treasury stock to employees and former employees, pursuant to the exercise of incentive stock options granted to them prior to 2005 under the Company's stock option plans.

During 2004, we issued 115,880 shares of our Common Stock from treasury stock to employees and former employees, pursuant to the exercise of incentive stock options granted to them prior to 2004 under the Company's stock option plans.

Item 6 Selected Financial Data

The following tables set forth, for the periods indicated, selected consolidated financial and other data for Programmer's Paradise, Inc. and its subsidiaries. You should read the selected consolidated financial and other data below in conjunction with our consolidated financial statements and the related notes and with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

Year Ended December 31,
(In thousands, except per share data)

	2001	2002	2003	2004	2005
Consolidated Statement of Operations Data:					
Net sales	$89,536	$65,157	$69,569	$103,582	$ 137,655
Cost of sales	80,656	56,540	60,609	91,243	122,685
Gross profit	8,880	8,617	8,960	12,339	14,970
Selling, general and administrative expenses	13,020	8,926	8,143	10,173	12,203
Amortization of goodwill	25	-	-	-	
Impairment of goodwill	230	-	-	-	-
Cost of restructuring	362	-	-	-	-
Settlement of escrow	-	348	-	-	-
Income (loss) from operations	(4,757)	(657)	817	2,166	2,767
Other income, net	318	415	230	112	300
Income (loss) before income taxes	(4,439)	(242)	1,047	2,278	3,067
Income tax provision (benefit)	83	(270)	81	(4,044)	414
Net income (loss)	$(4,522)	$28	$966	$6,322	$2,653
Net income (loss) per share:					
Basic	$(0.91)	$0.01	$0.26	$1.65	$0.67
Diluted	$(0.91)	$0.01	$0.25	$1.51	$0.61
Weighted average common shares outstanding:					
Basic	4,987	4,459	3,724	3,828	3,976
Diluted	4,987	4,480	3,900	4,180	4,384

	December 31,				
	2001	2002	2003	2004	2005
Balance Sheet Data(1):					
Cash and cash equivalents	$11,425	$6,072	$5,878	$4,888	$7,369
Marketable securities	-	5,110	5,033	6,595	7,884
Working capital	13,367	11,167	10,703	12,756	14,595
Total assets	24,057	19,468	20,489	32,914	44,268
Total stockholders' equity	14,058	11,696	11,195	16,495	17,998

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

Overview

Programmer's Paradise, Inc. is a marketer of software in the United States and Canada targeting software development and information technology professionals within enterprise organizations. The Company operates in one primary business segment: the marketing of technical software and hardware for microcomputers, servers and networks in the United States and Canada. We offer a wide variety of technical and general business application software from a broad range of publishers and manufacturers. We market these products through our well-known catalogs, direct mail programs, advertisements in trade magazines, as well as through Internet and e-mail promotions. Through our wholly owned subsidiary, Lifeboat Distribution Inc., we distribute products to dealers and resellers in the United States and Canada.

Forward-looking Statements

This report includes "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Statements in this report regarding future events or conditions, including statements regarding industry prospects and the Company's expected financial position, business and financing plans, are forward-looking statements.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We strongly urge current and prospective investors to carefully consider the cautionary statements and risks contained in this report. Such risks include, but not are not limited to, the continued acceptance of the Company's distribution channel by vendors and customers, the timely availability and acceptance of new products, contribution of key vendor relationships and support programs, as well as factors that affect the software industry generally.

The Company operates in a rapidly changing business, and new risk factors emerge from time to time. Management cannot predict every risk factor, nor can it assess the impact, if any, of all such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

Accordingly, forward-looking statements should not be relied upon as a prediction of actual results and readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The statements concerning future sales, future gross profit margin and future selling and administrative expenses are forward looking statements involving certain risks and uncertainties such as availability of products, product mix, market conditions and other factors, which could result in a fluctuation of sales below recent experience.

Stock Volatility. The technology sector of the United States stock markets has experienced substantial volatility in recent periods. Numerous conditions, which impact the technology sector or the stock market in general or the Company in particular, whether or not such events relate to or reflect upon the Company's operating performance, could adversely affect the market price of the Company's Common Stock. Furthermore, fluctuations in the Company's operating results, announcements regarding litigation, the loss of a significant vendor, increased competition, reduced vendor incentives and trade credit, higher postage and operating expenses, and other developments, could have a significant impact on the market price of the Company's Common Stock.

Financial Overview

We reported a net income of $2.7 million for the year 2005, as compared to a net income of $6.3 million in 2004. The decrease in net income of $3.6 million was mainly due to a $4.1 million reversal of our deferred tax valuation allowance in December 2004. For 2005, we reversed the remaining $0.9 million balance of our deferred tax valuation allowance, resulting in a net 2005 provision for income taxes of $0.4 million. Both reversals were due to our positive outlook regarding our expected profitability in the coming years. The 2005 reversal was also caused by the change in New Jersey tax law that allows a full deduction for net operating loss carryovers beginning in 2006.

Income from operations amounted to $2.8 million in 2005 as compared to $2.2 million in 2004, an increase of $0.6 million or 28% in 2005, as compared to 2004. The 33% increase in sales combined with a 1% point decrease in our gross margin percentage resulted in an increase in gross profit of $2.6 million. We invested $2 million in Selling, General and Administrative (SG&A) expenses to achieve this growth.

The Company's sales, gross profit and results of operations have fluctuated and are expected to continue to fluctuate on a quarterly basis as a result of a number of factors, including: the condition of the software industry in general; shifts in demand for software products; industry shipments of new software products or upgrades; the timing of new merchandise and catalog offerings; fluctuations in response rates; fluctuations in postage, paper, shipping and printing costs and in merchandise returns; adverse weather conditions that affect response, distribution or shipping; shifts in the timing of holidays; and changes in the Company's product offerings. The Company's operating expenditures are based on sales forecasts. If revenues do not meet expectations in any given quarter, operating results may be materially adversely affected.

Results of Operations

The following table sets forth for the years indicated the percentage of net sales represented by selected items reflected in the Company's Consolidated Statements of Operations. The year-to-year comparison of financial results is not necessarily indicative of future results:

	Years ended December 31,		
	2003	2004	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	87.1%	88.1%	89.1%
Gross profit	12.9%	11.9%	10.9%
Selling, general and administrative expenses	11.7%	9.8%	8.9%
Income from operations	1.2%	2.1%	2.0%
Other income, net	0.3%	0.1%	0.2%
Income before income taxes	1.5%	2.2%	2.2%
Income tax provision (benefit)	0.1%	(3.9)%	0.3%
Net Income	1.4%	6.1%	1.9%

Year ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales

Net sales in 2005 increased by 33% or $34.1 million to $137.7 million compared to $103.6 million in 2004. On a quarterly basis, net sales have increased from $30.2 million in the first quarter of 2005 to $42.0 million in the fourth quarter of 2005 and from $20.7 million in the first quarter of 2004 to $31.0 million in the fourth quarter of 2004. The main factor for our growth in 2005 on a yearly and quarterly basis was a strong demand for our core products and increased productivity of our sales representatives in 2005.

On a forward-looking basis, the market and overall demand for the software we sell continues to be volatile. Furthermore, the fourth quarter of 2005 was positively impacted by several large deals that we won due to aggressive pricing. This could have a negative impact on our future revenue growth percentage.

Gross Profit

Gross profit in absolute dollars for the year ended December 31, 2005 was $15.0 million as compared to $12.3 million in 2004. Gross profit as a percentage of net sales decreased to 10.9% in 2005, compared to 11.9% in 2004. The increase in gross profit dollars and the decrease in gross profit margin as a percentage of net sales reflect a shift in the product mix of sales. Gross margin as a percentage of net sales has consistently decreased in the last several years. This is a result of the strong demand for our core products that typically have lower margins.

On a forward-looking basis, gross profit margin in future periods may be less than that achieved in 2005. We have several initiatives to increase gross margin percentages, including increased management control over pricing, a focus on high margin products and/or markets and selling services. However, we do not expect these initiatives to have an immediate positive impact on our gross margin percentages. The objective of these initiatives is to slow the decline in our gross margin percentage. We foresee possible pressure on gross profit margins as a result of various factors, including the continued participation by vendors in inventory price protection and rebate programs, product mix, including software maintenance and third party services, pricing strategies, market conditions and other factors, any of which could result in a reduction of gross profit margins below those realized in 2005.

Selling, General and Administrative Expenses

SG&A expenses for 2005 were $12.2 million as compared to $10.2 million for 2004, an increase of $2.0 million or 20.0%. The primary drivers in selling, general and administrative expenses were payroll and employee related costs. Payroll costs increased by $1.2 million as a result of our investment in our sales account executive team that started towards the end of 2004. Employee-related costs (which includes items such as profit sharing, incentive awards and insurance) increased $0.3 million. Facility related expenses increased by $0.3 million as a result of the opening of the satellite sales office in Hauppauge, New York. The remaining $0.2 million was mainly related to a bad debt expense of $302,000 as the result of a bankruptcy filing by Amherst Technologies, LLC.

On a forward looking basis, we do not expect to increase our SG&A expenses significantly. We have several initiatives in place to actually increase control over SG&A expenses. Our SG&A expenses have increased over 20% on a yearly basis for the last two years. The objective of these initiatives is to slow this continued increase in SG&A expenses. There can be no assurances that these initiatives will actually result in a slower increase in SG&A expenses in 2006 as compared to 2005.

Income Taxes

For the year ended December 31, 2005, the Company recorded a provision for income taxes of approximately $414,000 which consists of provision of $257,000 for U.S. Federal taxes and $160,000 for state and local taxes income taxes and $18,000 for foreign taxes offset by a deferred tax benefit of $21,000. As a result of the Company's performance in 2005, and the fact that New Jersey law allows a full deduction for net operating loss carryovers beginning in 2006 the $900,000 of deferred income tax valuation allowance was reversed in the fourth quarter of 2005 by reducing the income tax provision.

For the year ended December 31, 2004, the Company recorded a net deferred tax benefit in the amount of $4.1 million dollars related to a reversal of a deferred tax asset valuation allowance. The Company believed at that time that uncertainty still existed regarding the realizability of certain deferred tax assets and, accordingly, left a $900,000 valuation allowance remaining.

Year ended December 31, 2004 Compared to Year Ended December 31, 2003

Net Sales

Net sales in 2004 increased by 49% or $34.0 million to $103.6 million compared to $69.6 million in 2003. On a quarterly basis, net sales have increased from $20.7 million in the first quarter of 2004 to $31.0 million in the fourth quarter of 2004 and from $15.2 million in the first quarter of 2003 to $20.0 million in the fourth quarter of 2003. We attribute this growth in net sales on a yearly and quarterly basis primarily to the improved productivity and expansion of our account executive team and a more favorable IT spending environment in 2004.

Gross Profit

Gross profit in absolute dollars for the year ended December 31, 2004 was $12.3 million as compared to $9.0 million in 2003. Gross profit as a percentage of net sales decreased to 11.9% in 2004, compared to 12.9% in 2003. The increase in gross profit dollars and the decrease in gross profit margin as a percentage of net sales reflect a shift in the product mix of sales

Selling, General and Administrative Expenses

SG&A expenses for 2004 were $10.1 million as compared to $8.1 million for 2003, an increase of $2.0 million or 25.0%. The primary drivers in selling, general and administrative expenses were payroll and employee related costs. Payroll costs increased by $0.5 million as a result of the expansion of the sales account executive team. Employee-related costs (which includes items such as profit sharing, incentive awards and insurance) increased $0.9 million. Commission costs increased $0.4 million due to the increase in sales. Selling and marketing expenses increased by $0.2 million of which $0.1 million was for credit card processing fees due to higher level of sales. The remaining $0.1 million was mainly related to marketing related activities.

Income Taxes

For the year ended December 31, 2004, the Company recorded a benefit for income taxes of approximately $4.0 million which primarily consists of a deferred income tax benefit of $4.1 offset by the current provision of $0.1 million.

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), requires the Company to record a valuation allowance when it is "more likely than not that some portion or all of the deferred tax assets will not be realized." Since December 31, 2000, the Company has maintained a 100% valuation allowance equal to the net deferred tax assets. Based upon the Company's profitable operations since December 31, 2002, and its expected profitability in future years, the Company has concluded that the results of future operations will generate sufficient taxable income to realize certain deferred tax assets. The Company has reduced its valuation allowance which was provided for in prior years. The Company believed that uncertainty still exists regarding the realizability of certain deferred tax assets, and accordingly, has established a $0.9 million valuation allowance, based on management's estimates, against these specific deferred tax assets.

As a result, in accordance with SFAS No. 109, the Company recorded a net deferred tax benefit (including the net change in valuation allowance) in the amount of $4.1 million.

Recent Accounting Pronouncements

During the two years ended December 31, 2005, the Financial Accounting Standards Board ("FASB") issued several pronouncements of significance to the Company which are discussed in detail below. In addition, the FASB issued several other pronouncements, including standards on inventory (SFAS No. 151 "Inventory Costs, an amendment of ARB 43, Chapter 4"), exchanges of nonmonetary assets (SFAS No. 153 "Exchanges of Nonmonetary Assets"), which we either currently comply with or are not anticipating to have a significant impact on our future financial condition or results of operations.

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections," which replaces Accounting Principles Board No. 20 ("APB 20"), "Accounting Changes," and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB 20 previously required that most voluntary changes in accounting principle be recognized with a cumulative effect adjustment in net income of the period of the change. SFAS 154 is effective for accounting changes made in annual periods beginning after December 15, 2005. We are not able to assess at this time the future impact of this statement on our consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost will be measured based on the fair value of the equity or liability instruments issued. In April 2005, the SEC announced that the accounting provisions of SFAS 123(R) are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we are now required to adopt SFAS 123(R) in the first quarter of fiscal 2006 and will recognize stock-based compensation expense using the modified prospective method. We have disclosed the pro forma impact of adopting SFAS No. 123(R) on net income and earnings per share for the years ended December 31, 2005 and 2004 in Note 1, which includes all share-based payment transactions to date. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under the modified prospective adoption method, the Company will record expense relating to employee stock-based compensation awards in the periods subsequent to adoption without restatement of prior periods in the year of adoption. This expense will be based on all unvested options as of the adoption date as well as all future stock-based compensation awards. Based on the current unvested options outstanding of 6,603 shares, the Company's 2006 pretax expense for those options is expected to be approximately $9 thousand. This amount may increase to the extent that options are granted in 2006.

Liquidity and Capital Resources

In 2005, our cash and cash equivalents increased by $2.5 million to $7.4 million at December 31, 2005, from $4.9 million at December 31, 2004. Net cash provided by operating activities amounted to $5.5 million; net cash used in investing activities amounted to $1.6 million, and cash used in financing activities amounted to $1.3 million.

Net cash provided by operating activities in 2005 was $5.5 million. In 2005, cash was mainly provided by $3.4 million from income from operations net of non-cash charges, and a $10.0 million increase in accounts payable and accrued expenses, offset by a $7.4 million increase in accounts receivable and a $0.5 million increase in other operating assets and liabilities. The increase in accounts receivable relates primarily to our increased revenue. The increase in accounts payable is primarily due to our increased net sales and our normal cycle of payments.

Cash used in investing activities in 2005 amounted to $1.6 million. As a result of the current low interest rates on our short-term savings accounts in 2005 we decided to invest in highly rated and highly liquid available-for-sale securities. The company purchased $16.1 million of these securities during 2005 and redeemed $14.8 million during 2005. These securities are highly rated and highly liquid. These securities are classified as available-for-sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", and as a result unrealized gains and losses are reported as part of other comprehensive income (loss). The balance of cash used in investing activities of $0.4 million consisted of purchases of equipment and leasehold improvements.

Net cash used in financing activities in 2005 of $1.4 million consisted of $1.9 million dividends paid on our Common Stock offset by $0.5 million from proceeds from the exercise of stock options.

On October 9, 2002, the Company's Board of Directors authorized the purchase of 500,000 shares of our Common Stock. On September 16, 2002, the Company's Board of Directors authorized the purchase of 500,000 shares of our Common Stock. These two purchase approvals are in addition to approval of 490,000 shares in September 2002 and 521,013 shares in October 1999 the company was authorized to buy back in both open market and private transactions, as conditions warrant.

The repurchase program is expected to remain effective for the remainder of 2006. We intend to hold the repurchased shares in treasury for general corporate purposes, including issuances under various stock option plans. As of December 31, 2005, we owned 1,289,665 shares of Common Stock at an average cost of $2.81 per share. As of December 31, 2004, we owned 1,418,090 shares of Common Stock at an average cost of $2.91 per share.

The Company's current and anticipated use of its cash and cash equivalents is, and will continue to be, to fund working capital, operational expenditures, the stock repurchase program and dividends, if any, declared by the board of directors. Our business plan furthermore contemplates to continue to use our cash to pay vendors promptly in order to obtain more favorable conditions.

The Company believes that the cash flows from operations and funds held in cash and cash equivalents will be sufficient to fund the Company's working capital and cash requirements for at least the next 12 months. We currently do not have any credit facility and, in the foreseeable future, we do not plan to enter into an agreement providing for a line of credit.

Contractual Obligations
(Dollars in thousands)

		Payment due by Period			
	Total	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long-term debt	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Leases(1)	$1,153	$614	$513	26	-
Unconditional Purchase Obligations	-	-	-	-	-
Other Long term Obligations	-	-	-	-	-
Total Contractual Obligations	**$1,153**	**$614**	**$513**	**$26**	**-**

(1) Operating leases primarily relates to the lease of the space used for our operations in Shrewsbury, New Jersey, Mississauga Canada, Mount Laurel, New Jersey and Hauppauge, New York.

The Company is not committed by lines of credit, standby letters of credit, has no standby repurchase obligations or other commercial commitments.

Foreign Exchange

The Company's Canadian business is subject to changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors. We are subject to fluctuations in the Canadian Dollar-to-U.S. Dollar exchange rate.

Off- Balance Sheet Arrangements

As of December 31, 2005, we did not have any off-balance sheet arrangements, as defined in Item 303 (a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company recognizes revenue from the sale of software and hardware for microcomputers, servers and networks upon shipment or upon electronic delivery of the product. The Company expenses the advertising costs associated with producing its catalogs. The costs of these catalogs are expensed in the same month the catalogs are mailed.

On an on-going basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, income taxes, and contingencies and litigation.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company believes the following critical accounting policies used in the preparation of its consolidated financial statements affect its more significant judgments and estimates. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-offs may be required.

Item 7A Quantitative and Qualitative Disclosures about Market Risk

In addition to its activities in the United States, 12% of the Company's 2005 sales were generated in Canada. We are subject to general risks attendant to the conduct of business in Canada, including economic uncertainties and foreign government regulations. In addition, the Company's Canadian business is subject to changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors.

The Company's $7.9 million investments in marketable securities are only in highly rated and highly liquid U.S. government securities and corporate bonds

Item 8 Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements at Item 15(a).

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A Controls and procedures

Evaluation of Disclosure Controls and Procedures. As required by Rule 13a-15(b) under the Exchange Act, our management carried out an evaluation of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" as of December 31, 2005. This evaluation was carried out under the supervision and with the participation of our management, including our Company's Chief Executive Officer and Chief Financial Officer. As defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, disclosure controls and procedures are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon that evaluation, the Company's Chief Executive Officer and Chief Accounting Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control Over Financial Reporting. As required by Rule 13a-15(d) under the Exchange Act, our management, including our Chief Executive Officer and Chief Accounting Officer, also conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation during the quarter ended December 31, 2005 there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B Other Information

None.

PART III

Item 10 Directors and Executive Officers of the Registrant

This information required hereunder, with the exception of the information relating to the executive officers of the Registrant that is presented in Part I under the heading "Executive Officers of the Company," and the information relating to the Company's Code of Ethical Conduct that is presented in Part I under the heading "Available Information," is incorporated by reference herein from our Definitive Proxy Statement for the 2005 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A not later than April 30, 2006 (the "Definitive Proxy Statement") under the sections captioned "Election of Directors," and "Compliance with Section 16 (a) of the Exchange Act".

Item 11 Executive Compensation

The information required hereunder is incorporated by reference herein from the Definitive Proxy Statement under the section captioned "Executive Compensation".

Item 12 Security Ownership of Certain Beneficial Owners and Management

The information required hereunder is incorporated by reference herein from the Definitive Proxy Statement under the section captioned "Security Ownership of Certain Beneficial Owners and Management".

Item 13 Certain Relationships and Related Transactions

The information required hereunder is incorporated by reference herein from the Definitive Proxy Statement under the section captioned "Executive Compensation" and "Certain Transactions".

Item 14 Principal Accounting Fees and Services

The information required hereunder is incorporated by reference herein from the Definitive Proxy Statement under the section captioned " Appointment of Independent Registered Public Accounting Firm".

PART IV

Item 15 Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. **Consolidated Financial Statements** (See Index to Consolidated Financial Statements on page F-1 of this report);

2. **Financial Statement Schedule**:
Schedule II Valuation and Qualifying Accounts

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

3. **Exhibits Required by Regulation S-K, Item 601:**

Exhibit No.	Description of Exhibit
2.1	Agreement for the Sale and Purchase of Shares, dated as of January 9, 2001 between the Company and PC-Ware Information Technologies, AG.+
3.1	Form of Amended and Restated Certificate of Incorporation of the Company.*

3.2	Form of Amended and Restated By-Laws of the Company.*
4.1	Specimen of Common Stock Certificate.*
10.8	Agreement dated as of December 29, 1994, between Lifeboat Publishing and Software Garden, Inc.; License for Trademark "Dan Bricklin", dated as of December 29, 1994, between the Company and Daniel Bricklin; First Amendment to Software License Agreement and Trademark License Agreement dated March 30, 1995.*
10.17	1986 Stock Option Plan and Form of Employee Stock Option Agreement.*
10.18	1995 Stock Plan, as amended. ***
10.19	1995 Non-Employee Director Plan, as amended. ***
10.20	Form of Officer and Director Indemnification Agreement.*
10.38	Employment Agreement dated July 15, 2002 between William Willett and the the Company ****
10.39	First Amendment, dated as of December 16, 2003, to Employment Agreement between William Willett and the Company ****
10.42	Lease dated as of May 14, 1997 between Robert C. Baker, et al as Landlord and the Company **
21.1	Subsidiaries of the Registrant ++
23.1	Consent of Amper, Politziner & Mattia, P.C.
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of Simon F. Nynens, the Chief Executive Officer of the Company.
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, of Kevin T. Scull, the Chief Accounting Officer of the Company.
32.1	Certification pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Simon F. Nynens, the Chief Executive Officer of the Company.
32.2	Certification pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of Kevin T. Scull, the Chief Accounting Officer of the Company.

* Incorporated by reference to exhibits of the same number filed with the Registrant's Registration Statement on Form S-1 or amendments thereto (File No. 33-92810).

** Incorporated by reference to Exhibit 10.42 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998 filed on March 31, 1999.

*** Incorporated by reference to Exhibit A and Exhibit B, respectively, to the Registrant's Definitive Annual Meeting Proxy filed on April 30, 1998.

**** Incorporated by reference to exhibits of the same number filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 29, 2004.

+ Incorporated by reference to Annex I to the Registrant's Definitive Special Meeting Proxy Statement filed on December 1, 2000.

++ Incorporated by reference to Exhibit 21.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 20, 2003

(b) The exhibits required by Item 601 of Regulation S-K are reflected above in Section (a) 3. of this Item.

(c) The financial statement schedule is included as reflected in Section (a) 2. of this Item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in Shrewsbury, New Jersey, on March 13, 2006.

PROGRAMMER'S PARADISE, INC.

By: /s/ Simon F. Nynens
Simon F. Nynens, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

Signature	**Title**	**Date**
/s/ Simon F. Nynens Simon F. Nynens	President and Chief Executive Officer (Principal Executive Officer)	March 13, 2006
/s/ Kevin T. Scull Kevin T. Scull	Vice President and Chief Accounting Officer (Principal Financial and Accounting Officer)	March 13, 2006
/s/ William H. Willett William H. Willett	Chairman of the Board of Directors	March 13, 2006
/s/ Mark T. Boyer Mark. T. Boyer	Director	March 13, 2006
/s/ F. Duffield Meyercord F. Duffield Meyercord	Director	March 13, 2006
/s/ Edwin H. Morgens Edwin H. Morgens	Director	March 13, 2006
/s/ Allan D. Weingarten Allan D. Weingarten	Director	March 13, 2006

Items 8 and 15(a)

Programmer's Paradise, Inc. and Subsidiaries

Index to Consolidated Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Programmer's Paradise, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Programmer's Paradise, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Programmer's Paradise, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of its earnings and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited the consolidated financial statement schedule, Schedule II - Valuation and Qualifying Accounts, for each of the three years ended December 31, 2005. In our opinion, this financial schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information stated therein.

January 27, 2006
Edison, New Jersey

/s/ Amper, Politziner & Mattia, P.C.

Programmer's Paradise, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share amounts)

	December 31, 2004	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$4,888	$7,369
Marketable securities	6,595	7,884
Accounts receivable, net of allowances of $755 and $1,231 in 2004 and 2005, respectively	14,173	21,185
Inventory, net of allowances of $43 and $31 in 2004 and 2005, respectively	1,423	1,956
Prepaid expenses and other current assets	673	688
Deferred income taxes	1,423	1,783
Total current assets	29,175	40,865
Equipment and leasehold improvements, net	303	434
Other assets	581	453
Deferred income taxes	2,855	2,516
	$32,914	$44,268
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$15,994	$25,751
Dividend payable	425	519
Total current liabilities	16,419	26,270
Commitments and Contingencies		
Stockholders' equity:		
Common Stock $.01 par value: Authorized, 10,000,000 shares, issued 5,284,500	53	53
Additional paid-in capital	32,642	30,948
Treasury stock, at cost, 1,418,090 and 1,289,665 shares in 2004 and 2005, respectively	(4,130)	(3,620)
Accumulated deficit	(12,223)	(9,570)
Accumulated other comprehensive income	153	187
Total stockholders' equity	16,495	17,998
	$32,914	$44,268

The accompanying notes are an integral part of the consolidated financial statements.

Programmer's Paradise, Inc. and Subsidiaries
Consolidated Statements of Earnings
(Dollars in thousands, except per share amounts)

	Year ended December 31		
	2003	2004	2005
Net sales	$69,569	$103,582	$137,655
Cost of sales	60,609	91,243	122,685
Gross profit	8,960	12,339	14,970
Selling, general and administrative expenses	8,143	10,173	12,203
Income from operations	817	2,166	2,767
Other income (expense):			
Interest income	133	156	313
Foreign currency transaction gain (loss)	97	(44)	(13)
Income before provision (benefit) for income taxes	1,047	2,278	3,067
Provision (benefit) for income taxes	81	(4,044)	414
Net income	$966	$6,322	$2,653
Income per common share-Basic	$ 0.26	$ 1.65	$ 0.67
Income per common share-Diluted	$ 0.25	$ 1.51	$ 0.61
Weighted average common shares outstanding-Basic	3,724	3,828	3,976
Weighted average common shares outstanding-Diluted	3,900	4,180	4,384

The accompanying notes are an integral part of the consolidated financial statements.

Programmer's Paradise, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
(Dollars in thousands, except share amounts)

	Common Stock		Additional Paid-In	Treasury	Accumulated	Accumulated other comprehensive	
	Shares	Amount	Capital	Stock	Deficit	Income (loss)	Total
Balance at January 1, 2003	5,230,250	$52	$35,484	$(4,184)	$(19,511)	$(145)	$11,696
Net income					966		966
Other comprehensive income:							
Translation adjustment						223	223
Comprehensive Income							1,189
Dividend paid			(1,113)				(1,113)
Dividend declared payable			(375)				(375)
Purchase of 172,394 treasury stock shares				(377)			(377)
Exercise of stock options	54,250	1	103	71			175
Balance at December 31, 2003	5,284,500	53	34,099	(4,490)	(18,545)	78	11,195
Net income					6,322		6,322
Other comprehensive income:							
Translation adjustment						97	97
Unrealized loss on available-for-sale securities						(22)	(22)
Comprehensive Income							6,397
Dividend paid			(1,225)				(1,225)
Dividend declared payable			(425)				(425)
Exercise of stock options				360			360
Tax benefit from exercises of non-qualified stock options			193				193
Balance at December 31, 2004	5,284,500	53	32,642	(4,130)	(12,223)	153	16,495
Net income					2,653		2,653
Other comprehensive income:							
Translation adjustment						22	22
Unrealized gain on available-for-sale securities						12	12
Comprehensive Income							2,687
Dividend paid			(1,433)				(1,433)
Dividend declared payable			(519)				(519)
Exercise of stock options				510			510
Tax benefit from exercises of non-qualified stock options			258				258
Balance at December 31, 2005	5,284,500	$53	$30,948	$(3,620)	$(9,570)	$187	$17,998

The accompanying notes are an integral part of the consolidated financial statements.

Programmer's Paradise, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands, except share amounts)

	Year ended December 31		
	2003	2004	2005
Cash flows from operating activities			
Net Income	$ 966	$ 6,322	$ 2,653
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	291	176	236
Amortization expense	22	15	10
Provision for doubtful accounts receivable	(106)	133	477
Benefit for deferred income taxes	-	(4,128)	(21)
Changes in operating assets and liabilities:			
Accounts receivable	(1,336)	(7,045)	(7,369)
Inventory	32	(304)	(533)
Prepaid expenses and other current assets	(69)	(340)	(15)
Accounts payable and accrued expenses	1,147	7,118	10,015
Net change in other operating assets and liabilities	(4)	(22)	(2)
Net cash provided by operating activities	943	1,925	5,451
Cash flows used in investing activities			
Purchase of equipment and leasehold improvements	(122)	(187)	(367)
Purchases of available-for-sale securities	(5,473)	(7,084)	(16,077)
Redemptions of available-for-sale securities	5,550	5,500	14,800
Net cash used in investing activities	(45)	(1,771)	(1,644)
Cash flows used in financing activities			
Purchase of treasury stock	(377)	-	-
Proceeds from stock option exercise	175	359	510
Dividends paid	(1,113)	(1,600)	(1,858)
Net cash used in financing activities	(1,315)	(1,241)	(1,348)
Effect of foreign exchange rate on cash	223	97	22
Net increase (decrease) in cash and cash equivalents	(194)	(990)	2,481
Cash and cash equivalents at beginning of year	6,072	5,878	4,888
Cash and cash equivalents at end of year	$ 5,878	$ 4,888	$ 7,369

Supplementary disclosure of cash flow information:			
Income taxes paid	$ 73	$ 38	$ 170
Interest paid	$ 26	$ 19	$ -

The accompanying notes are an integral part of the consolidated financial statements.

Note 1. Description of Business

Programmer's Paradise, Inc. operates in one primary business segment: the marketing of technical software and hardware for microcomputers, servers and networks in the United States and Canada. We offer a wide variety of technical and general business application software from a broad range of publishers and manufacturers. We market our products through our well-known catalogs, direct mail programs, advertisements in trade magazines as well as through Internet and e-mail promotions. Through our wholly owned subsidiary, Lifeboat Distribution Inc., we distribute products to dealers and resellers in the United States and Canada.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation and Operations

The consolidated financial statements include the accounts of Programmer's Paradise, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make extensive use of certain estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Net Income Per Common Share

The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". Basic earnings or loss per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings or loss per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, adjusted for potentially dilutive securities.

Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of 90 days or less to be cash equivalents.

Accounts Receivable

Accounts receivable principally represents amounts collectible from our customers. The Company performs ongoing credit evaluations of its customers but generally does not require collateral to support any outstanding obligation. Allowances for potential uncollectible amounts are estimated and deducted from total accounts receivable.

Allowance for Doubtful Accounts Receivable

We provide allowances for doubtful accounts related to accounts receivable for estimated losses resulting from the inability of our customers to make required payments. We take into consideration the overall quality and aging of the receivable portfolio along with specifically identified customer risks. If actual customer payment performance were to deteriorate to an extent not expected, additional allowances may be required.

Foreign Currency Translation

Assets and liabilities of the foreign subsidiary in Canada have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Cumulative translation adjustments have been classified within other comprehensive income (loss), which is a separate component of stockholders' equity in accordance with FASB Statement No. 130, "Reporting Comprehensive Income".

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations in credit risk consist of cash, cash equivalents, and marketable securities. At December 31, 2005 the Company's $7.9 million investments in marketable securities are only in highly rated and highly liquid U.S. government securities and corporate bonds.

The Company's cash and cash equivalents, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investments in Securities

The Company accounts for investments in securities pursuant to the SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this statement, the Company's securities with a readily determinable fair value have been classified as available for sale and are carried at fair value with an offsetting adjustment to Stockholder's Equity. Net unrealized gains and losses on marketable securities are credited or charged to accumulated other comprehensive income.

Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 31, 2005, because of the relative short maturity of these instruments.

Inventory

Inventory, consisting primarily of finished products held for resale, is stated at the lower of cost (weighted average) or market.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Equipment depreciation is calculated using the straight-line method over three to five years. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income or loss for the period, the impact of unrealized foreign currency translation adjustments and unrealized gains or losses on investments.

Revenue Recognition

The Company records revenues from sales transactions when title to products sold passes to the customer. The Company's shipping terms dictate that the passage of title occurs upon receipt of products by the customer. The majority of the Company's revenues relates to physical products and is recognized on a gross basis with the selling price to the customer recorded as net sales with the acquisition cost of the product to the Company recorded as cost of sales. At the time of sale, the Company also records an estimate for sales returns based on historical experience. Certain software maintenance products, third party services and extended warranties sold by the Company (for which the Company is not the primary obligor) are recognized on a net basis in accordance with Staff Accounting Bulletin (SAB) No. 101 and No. 104, "Revenue Recognition" and Emerging Issues Task Force (EITF) 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". Accordingly, such revenues are recognized in net sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by the Company, with no cost of goods sold.

(Dollars in thousands, except per share amounts)

In accordance with EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", the Company records freight billed to its customers as net sales and the related freight costs as a cost of sales. Vendor rebates and price protection are recorded when earned as a reduction to cost of sales or merchandise inventory, as applicable. Cooperative reimbursements from vendors, which are earned and available, are recorded in the period the related advertising expenditure is incurred. Cooperative reimbursements are recorded as net sales in accordance with EITF 02-16.

Stock-Based Compensation

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method of accounting for stock-based compensation plans, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" for recognizing stock-based compensation expense for financial statement purposes. For companies that choose to continue applying the intrinsic value method, SFAS No. 123 mandates certain pro forma disclosures as if the fair value method had been utilized. The Company accounts for stock based compensation to consultants in accordance with EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and SFAS No. 123.

In December 2003, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", which provides optional transition guidance for those companies electing to voluntarily adopt the accounting provisions of SFAS No. 123. In addition, SFAS No. 148 mandates certain new disclosures that are incremental to those required by SFAS No. 123. The Company continued to account for stock-based compensation in accordance with APB No.25.

The following table illustrates the effect on income attributable to common stockholders and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year ended December 31		
	2003	2004	2005
Net income as reported	$966	$6,322	$2,653
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effect:	(50)	(896)	(174)
Net income pro forma	$916	$5,426	$2,479
Basic net income per share, as reported	$0.26	$1.65	$0.67
Diluted net income per share, as reported	$0.25	$1.51	$0.61
Basic net income per share, pro forma	$0.25	$1.42	$0.62
Diluted net income per share, pro forma	$0.23	$1.30	$0.57

(Dollars in thousands, except per share amounts)

Under SFAS No. 123 the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31		
	2003	**2004**	**2005**
Expected life (in years)	4.2	4.0	4.0
Risk-free interest rate	3.38%	3.66%	3.78%
Volatility	53%	59%	59%
Dividend yield	10%	4%	4.2%

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. This method also requires a valuation allowance against net deferred tax asset if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Advertising Costs

Advertising costs are charged to expense in the period incurred. Advertising costs for 2003, 2004, and 2005 amounted to approximately $2,167, $2,258 and $2,416, respectively.

Impact of Accounting Pronouncements

During the two years ended December 31, 2005, the Financial Accounting Standards Board ("FASB") issued several pronouncements of significance to the Company which are discussed in detail below. In addition, the FASB issued several other pronouncements, including standards on inventory (SFAS No. 151 "Inventory Costs, an amendment of ARB 43, Chapter 4"), exchanges of nonmonetary assets (SFAS No. 153 "Exchanges of Nonmonetary Assets"), which we either currently comply with or are not anticipating to have a significant impact on our future financial condition or results of operations.

(Dollars in thousands, except per share amounts)

In May 2005 the FASB issued Statement of Financial Accounting Standards No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections," which replaces Accounting Principles Board No. 20 ("APB 20"), "Accounting Changes," and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB 20 previously required that most voluntary changes in accounting principle be recognized with a cumulative effect adjustment in net income of the period of the change. SFAS 154 is effective for accounting changes made in annual periods beginning after December 15, 2005. We are not able to assess at this time the future impact of this statement on our consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. The compensation cost will be measured based on the fair value of the equity or liability instruments issued. In April 2005, the SEC announced that the accounting provisions of SFAS 123(R) are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we are now required to adopt SFAS 123(R) in the first quarter of fiscal 2006 and will recognize stock-based compensation expense using the modified prospective method. We have disclosed the pro forma impact of adopting SFAS No. 123(R) on net income and earnings per share for the years ended December 31, 2005 and 2004 in Note 1, which includes all share-based payment transactions to date. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. Under this adoption method, the Company will record expense relating to employee stock-based compensation awards in the periods subsequent to adoption. This expense will be based on all unvested options as of the adoption date as well as all future stock-based compensation awards. Based on the current unvested options outstanding of 6,603 shares, the Company's 2006 pretax expense for those options is expected to be approximately $9. This amount may increase to the extent that options are granted in 2006.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Marketable securities

Investments in available-for-sale securities at December 31, 2005 were:

	Cost	Market value	Unrealized loss
U.S. Government Securities	$ 6,840	$ 6,840	$ -
Corporate Bonds	$ 1,054	$ 1,044	$ (10)
Total Marketable securities	$ 7,894	$ 7,884	$ (10)

(Dollars in thousands, except per share amounts)

The cost and market value of our investments at December 31, 2005 by contractual maturity were :

	Cost	Estimated Fair Value
Due in one year or less	$7,844	$7,834
Due in greater than one year	50	50
Total investments	$7,894	$7,884

Investments in available-for-sale securities at December 31, 2004 were:

	Cost	Market value	Unrealized loss
U.S. Government Securities	$ 4,608	$ 4,604	$ (4)
Corporate Bonds	$ 2,009	$ 1,991	$ (18)
Total Marketable securities	$ 6,617	$ 6,595	$ (22)

The cost and market value of our investments in U.S. Government securities at December 31, 2004 by contractual maturity were:

	Cost	Estimated Fair Value
Due in one year or less	$5,614	$5,606
Due in greater than one year	1,003	989
Total investments	$6,617	$6,595

Estimated fair values of marketable securities are based on quoted market prices.

4. Balance Sheet Detail

Equipment and leasehold improvements consists of the following as of December 31:

	2004	2005
Equipment	$ 2,210	$ 2,044
Leasehold improvements	293	303
	2,503	2,347
Less accumulated depreciation and amortization	(2,200)	(1,913)
	$ 303	$ 434

(Dollars in thousands, except per share amounts)

Accounts payable and accrued expenses consist of the following as of December 31:

	2004	2005
Trade accounts payable	$ 15,056	$ 24,258
Other accrued expenses	938	1,493
	$ 15,994	$ 25,751

5. Income Taxes

Deferred tax attributes resulting from differences between financial and accounting amounts and tax basis of assets and liabilities at December 31, 2004 and 2005 are as follows:

	December 31 2004	December 31 2005
Current assets and liabilities		
Accruals and reserves	$ 326	$ 629
Goodwill	271	271
Net operating loss carry forwards	914	883
Deferred tax assets	1,511	1,783
Valuation allowance	(88)	-
Net current deferred tax assets	$ 1,423	$ 1,783
Non-current assets and liabilities		
Accruals and reserves	$ 216	$ 76
Depreciation	84	80
Goodwill	1,527	1,252
Net operating loss carry forwards	1,764	1,024
Business credits	35	84
Deferred tax assets	3,626	2,516
Valuation allowance	(771)	-
Net non-current deferred tax assets	$ 2,855	$ 2,516

The net change in the valuation allowance for the year ended December 31, 2004 and 2005 was ($5,362) and ($859) respectively.

(Dollars in thousands, except per share amounts)

The provision (benefit) for income taxes is as follows:

	Year ended December 31		
	2003	2004	2005
Current:			
Federal	$ -	$ 19	$ 257
State	-	72	160
Canada	81	(7)	18
	81	84	435
Deferred:			
Federal	-	$ (3,676)	$ 663
State	-	(452)	(684)
Canada	-	-	-
	-	(4,128)	(21)
	$ 81	$ (4,044)	$ 414

The reasons for the difference between total tax expense (benefit) and the amount computed by applying the U.S. statutory federal income tax rate to income before income taxes are as follows:

	Year ended December 31		
	2003	2004	2005
Statutory rate applied to pretax income	$ 356	$ 795	$ 1,042
Federal alternative minimum tax	-	19	47
State income taxes, net of benefit of federal income taxes	46	133	181
Foreign income taxes over U.S. statutory rate	2	8	3
Net decrease in valuation allowance	(323)	(5,362)	(859)
Other items	-	422	-
Settlement of prior year's tax	-	(59)	-
Income tax expense (benefit)	$ 81	$ (4,044)	$ 414

(Dollars in thousands, except per share amounts)

As of December 31, 2005, the Company had approximately $3.8 million in federal net operating loss carryovers, which expire in varying amounts between 2006 and 2023.

Based upon the Company's profitable operations since December 31, 2002, and its expected profitability in future years, the Company has concluded that the results of future operations will generate sufficient taxable income to realize certain deferred tax assets as of December 31, 2005. The Company has reduced its valuation allowance which was provided in prior years.

For the year ended December 31, 2004, the Company recorded a net deferred tax benefit in the amount of $4.0 million dollars related to a reversal of a deferred tax asset valuation allowance. The Company believed at that time that uncertainty still existed regarding the realizability of certain deferred tax assets and, accordingly, established a $900 thousand dollar valuation allowance. As a result of the Company's performance in 2005, and the fact that New Jersey law allows a full deduction for net operating loss carryovers beginning in 2006, the $900 thousand dollar of deferred income tax valuation allowance was reversed in the fourth quarter of 2005, by reducing the income tax provision.

The Company's ability to utilize certain net operating loss carry forwards is restricted to approximately $1.5 million per year cumulatively, as a result of an ownership change pursuant to Section 382 of the Internal Revenue Code.

The Company receives a tax deduction from the gains realized by employees on the exercise of certain non-qualified stock options for which the benefit is recognized as a component of stockholders' equity.

For financial reporting purposes, income before income taxes includes the following components:

	Year ended December 31		
	2003	**2004**	**2005**
United States	$816	$2,147	$3,022
Canada	231	131	45
	$1,047	$2,278	$3,067

During the years ended December 31, 2003, 2004 and 2005, the Company paid approximately $73, $38 and $ 170, respectively, in income taxes.

(Dollars in thousands, except per share amounts)

6. Stockholder's Equity and Stock Option Plans

The Company's 1986 Employee Stock Option Plan ("1986 Plan"), as amended on June 15, 1994, provides for the grant of options to purchase up to 698,133 shares of the Company's Common Stock to employees, officers and directors of the Company. The terms of the options are for a maximum of ten years from date of grant and generally are exercisable at an exercise price equal to but not less than the fair market value of the Common Stock on the date that the option is granted. The options generally vest in equal annual installments over five years. There are no additional options available for grant under the Company's 1986 Plan.

On April 21, 1995, the Board of Directors adopted the Company's 1995 Employee Stock Plan ("1995 Plan"). The 1995 Plan, as amended on May 7, 1998, provides for the grant of options to purchase up to 1,137,500 shares of the Company's Common Stock to officers, directors, employees and consultants of the Company. The 1995 Plan requires that each option shall expire on the date specified by the Compensation Committee, but not more than ten years from its date of grant in the case of Incentive Stock Options ("ISO's") and Non-Qualified Options. Options granted under the plan are exercisable at an exercise price equal to but not less than the fair market value of the Common Stock on the grant date. ISO's shall either be fully exercisable on the date of grant or shall become exercisable thereafter in such installments as the committee may specify. The options granted in 2005 were fully exercisable on the date of grant.

On April 21, 1995, the Board of Directors adopted the Company's 1995 Non-Employee Director Plan ("1995 Director Plan"). The 1995 Director Plan, as amended on May 7, 1998, provides for the grant of options to purchase up to 187,500 shares of the Company's Common Stock to persons who are members of the Company's Board of Directors and not employees or officers of the Company.

The 1995 Director Plan requires that options granted there under will expire ten years from the date of grant. Each option granted under the 1995 Director Plan becomes exercisable over a five year period, and vests in an installment of 20% of the total option grant upon the expiration of one year from the date of the option grant, and thereafter vests in equal quarterly installments of 5%.

In February 2002, the Board of Directors approved a plan permitting all option holders under the 1986 Plan and the 1995 Plan to surrender all or any portion of their options on or before March 1, 2002. By March 1, 2002, a total of 7,875 options to purchase the Company's Common Stock under the 1986 option plan and 303,550 options to purchase the Company's Common Stock under the 1995 Plan were surrendered, of which 305,175 were surrendered by the Company's executive officers. All of the options surrendered were exercisable in excess of the market price of the underlying Common Stock as of the dates of surrender.

On September 9, 2002, the Company granted 418,750 options at an option price of $2.13 per share to officers and key-employees. The options granted vested immediately on September 9, 2002.The Company also granted options to purchase 16,875 shares to Directors on September 9, 2002. Each Director received options to purchase 3,375 shares of the Company's Common Stock at an option price of $2.13 per share. The options granted to Directors vest in an installment of 20% of the total option grant one year after the date of the option grant, and thereafter in equal quarterly installments of 5%, subject to the terms and conditions set forth in the 1995 Non-Employee Director Plan.

(Dollars in thousands, except per share amounts)

On March 6, 2003, the Company granted 20,000 options at an option price of $2.01 per share to Vito Legrottaglie the Company's Vice President and Chief Information Officer. The options granted vested immediately on March 6, 2003.

On June 10, 2004, the Company granted 495,000 options at an option price of $8.03 per share to officers and key-employees of the Company. The options granted vested immediately on June 10, 2004. Each director of the Company received options to purchase 25,000 shares of the Company's Common Stock at an option price of $8.03 per share.

On April 21, 2005, the Company granted 60,640 options at an option price of $12.85, at market price, to officers and directors of the Company. The options granted vested immediately. The Company granted options to purchase 14,320 shares to William H. Willett, the Company's President and Chief Executive Officer; options to purchase 14,320 shares to Simon Nynens, the Company's Executive Vice President and Chief Financial Officer; options to purchase 5,000 shares to Jeffrey Largiader, the Company's Vice President Sales and Marketing, options to purchase 5,000 shares to Vito Legrottaglie, the Company's Vice President and Chief Information Officer, options to purchase 5,000 shares to Dan Jamieson, Vice President and General Manager of the Company's Lifeboat division, and options to purchase 5,000 shares to Steve McNamara, the Vice President and General Manager of Programmer's Paradise Canada. Each director of the Company received options to purchase 3,000 shares of the Company's Common Stock at an option price of $12.85 per share.

Changes during 2003, 2004 and 2005 in options outstanding for the combined plans were as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2003	658,037	$3.12
Granted in 2003	20,000	2.01
Canceled in 2003	(5,625)	0.67
Exercised in 2003	(83,375)	2.11
Outstanding at December 31, 2003	589,037	3.24
Granted in 2004	495,000	8.03
Canceled in 2004	(937)	4.00
Exercised in 2004	(115,880)	3.10
Outstanding at December 31, 2004	967,220	5.71
Granted in 2005	60,640	12.85
Canceled in 2005	(6,545)	3.36
Exercised in 2005	(128,425)	3.97
Outstanding at December 31, 2005	892,890	$6.46
Exercisable at December 31, 2005	886,287	$6.49

(Dollars in thousands, except per share amounts)

The options exercisable at December 31, 2004 and 2005 were 944,685 and 886,287, respectively. The weighted average fair value of options granted during 2003, 2004 and 2005 is $2.01, $8.03 and $12.85 respectively.

Stock options outstanding at December 31, 2005 are summarized as follows:

Range of Exercise Prices	Outstanding Options as of December 31, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable as of December 31, 2005	Weighted Average Exercise Price
$2.00- $2.24	246,000	6.7	$2.12	241,272	$2.12
2.25- 3.99	28,750	3.4	3.73	26,875	3.72
4.00- 5.99	-	-	-	-	-
6.00- 7.99	82,500	1.9	6.60	82,500	6.60
8.00- 9.99	475,000	8.4	8.03	475,000	8.03
10.00- 12.99	60,640	9.3	12.85	60,640	12.85
	892,890			886,287	

Under the various plans, options that are cancelled can be reissued. At December 31, 2005, no options were reserved for future issuance.

7. Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all domestic employees. Participating employees may make contributions to the plan, through payroll deductions. Matching contributions are made by the Company equal to 50% of the employee's contribution to the extent such employee contribution did not exceed 6% of their compensation. During the years ended December 31, 2003, 2004 and 2005, the Company expensed approximately $84, $106 and $121 respectively, related to this plan.

(Dollars in thousands, except per share amounts)

8. Commitments

Operating leases relates to the lease of the space used for our operations in Shrewsbury and Mount Laurel, New Jersey, Mississauga, Canada and Hauppauge, New York. The commitments for operating leases include the minimum rent payments and a proportionate share of operating expenses and property taxes. The future minimum rental payments for the remaining terms of the Company's leases in the U.S. and Canada are as follows:

2006	614
2007	364
2008	73
2009	76
2010	26
Thereafter	-
	$ 1,153

Rent expense for the years ended December 31, 2003, 2004 and 2005 was approximately $483, 478 and $606 respectively.

On January 9, 2006, the company appointed Simon Nynens President and Chief Executive officer and entered into an employment agreement which expires June 30, 2007. The agreement provides for a base salary and a bonus, if certain targets are met. Additionally, should the stockholders of the company approve a long-term incentive plan consisting of stock options, restricted stock and/or other equity-based compensation (a "LTIP"), Mr. Nynens will be eligible to participate in the LTIP based upon and consistent with the Company's participation for a President and Chief Executive Officer.

In the event that Mr. Nynens employment is terminated without cause or by the rendering of a non-renewal notification, he is entitled to receive severance payments equal to twelve months salary and immediate vesting of all outstanding stock awards. Additionally, in the event that a change of control of the Company occurs (as described in the employment agreement), Mr. Nynens outstanding stock awards become immediately vested and he is entitled to the pro-rata performance bonus based upon stock price at the date of such change in control.

(Dollars in thousands, except per share amounts)

On January 9, 2006, William Willett resigned as President and Chief Executive Officer. In connection with the resignation the Company has entered into a Consulting Agreement with Mr. Willett. Under terms of the Consulting Agreement, Mr. Willett will remain Chairman of the Board until the 2006 Annual Meeting of Shareholders. Mr. Willett's termination of employment will be treated as a voluntary termination under the Employment Agreement between Mr. Willett and the Company dated July 15, 2002 (the "Willett Employment Agreement"). The Willett Employment Agreement is amended such that only the non-competition provisions will survive and be extended for a period of time equal to that of the Consulting Agreement. Mr. Willett will provide consulting services to the Company for a one-year period beginning in July 2006. The total compensation to Mr. Willett for these consulting services will be $250,000, and Mr. Willett will be obligated to perform up to 200 hours to assist the Chief Executive Officer of the Company.

The Company has entered into a letter agreement with Mr. Legrottaglie, Vice President of Information Systems. Mr. Legrottaglie is entitled to severance payments for six months at the then applicable annual base salary if the Company terminates his employment for any reason other than for cause.

The Company is not committed by lines of credit, standby letters of credit, has no standby repurchase obligations or other commercial commitments. The Company is not engaged in any transactions with related parties.

9. Industry segment and Geographic information

Programmer's Paradise, Inc. operates in one primary business segment: the marketing of technical software and hardware for microcomputers, servers and networks in the United States and Canada.

Geographic revenue and identifiable assets related to operations as of and for the years ended December 31, 2003, 2004 and 2005 were as follows

	2003	2004	2005
Net sales to Unaffiliated Customers:			
United States	$ 59,366	$ 92,254	$121,068
Canada	10,203	11,328	16,587
Total	$69,569	$103,582	$137,655

Identifiable Assets by Geographic Areas at December 31,	2004	2005
United States	$ 28,230	$ 37,031
Canada	4,684	7,237
Total	$32,914	$44,268

(Dollars in thousands, except per share amounts)

One customer, CDW Corporation, accounted for 14.2%, 12.7%, and 11.8% of consolidated net sales in 2005, 2004, and 2003, respectively, and 7.2% of accounts receivable as of December 31, 2005. Our top five customers accounted for 27%, 22%, and 22% of consolidated net sales in 2005, 2004, and 2003, respectively. The Company generally ships products within 48 hours of confirming a customer's order. This allows for minimum backlog in the business.

10. Quarterly Results of Operations (Unaudited)

The following table presents summarized quarterly results for 2005:

	First	Second	Third	Fourth
Net sales	$30,170	$30,052	$35,471	$41,962
Gross profit	3,430	3,370	3,877	4,293
Net income	300	185	603	1,565
Basic net income per common share	$0.08	$0.05	$0.15	$0.39
Diluted net income per common share	$0.07	$0.04	$0.14	$0.36

The following table presents summarized quarterly results for 2004:

	First	Second	Third	Fourth
Net sales	$20,679	$25,093	$26,788	$31,022
Gross profit	2,601	3,068	3,214	3,456
Net income	362	523	626	4,811
Basic net income per common share	$0.10	$0.14	$0.16	$1.25
Diluted net income per common share	$0.09	$0.13	$0.15	$1.10

Programmer's Paradise, Inc. and Subsidiaries
Schedule II--Valuation and Qualifying Accounts
(In Thousands)

Description	Beginning Balance	Charged to Cost and Expense	Deductions	Ending Balance
Year ended December 31, 2003:				
Allowances for accounts receivable	$728	$392	$498	$622
Reserve for obsolescence	$174	-	$42	$132
Valuation allowance deferred taxes	$6,544	$(323)	-	$6,221
Year ended December 31, 2004:				
Allowances for accounts receivable	$622	$393	$260	$755
Reserve for obsolescence	$132	-	$89	$43
Valuation allowance deferred taxes	$6,221	$(5,362)	-	$859
Year ended December 31, 2005:				
Allowances for accounts receivable	$755	$910	$434	$1,231
Reserve for obsolescence	$43	-	$12	$31
Valuation allowance deferred taxes	$859	$(859)	-	$-

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72249) of Programmer's Paradise, Inc., pertaining to the Programmer's Paradise, Inc. 1986 Stock Option Plan, the Programmer's Paradise, Inc. 1995 Stock Plan and the Programmer's Paradise, Inc. 1995 Non-Employee Director Plan, of our report dated January 27, 2006, relating to the consolidated financial statements and financial statement schedule of Programmer's Paradise, Inc., which appears in the Annual Report (Form 10-K) of Programmer's Paradise, Inc. for the year ended December 31, 2005.

Edison, New Jersey
March 14, 2006

/s/ Amper, Politziner & Mattia, P.C.

corporate information

EXECUTIVE OFFICERS

Simon F. Nynens
President and
Chief Executive Officer

Jeffrey C. Largiader
Vice President–Corporate
Sales & Marketing

Daniel T. Jamieson
Vice President & General
Manager–Lifeboat Distribution

Vito Legrottaglie
Vice President
Information Services

Kevin Scull
Vice President and
Chief Accounting Officer

DIRECTORS

William H. Willett
Chairman of the Board

Allan Weingarten(1)(2)(3)

F. Duffield Meyercord(1)(2)

Edwin Morgens(1)(2)(3)

Mark T. Boyer(3)

Simon F. Nynens

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Nominating and Corporate Governance Committee

SHAREHOLDER INFORMATION AND FORM 10-K

Programmer's Paradise, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as filed with the Securities and Exchange Commission is available to shareholders and interested parties upon written request to:

Kevin Scull
Vice President and
Chief Accounting Officer
Programmer's Paradise, Inc.
1157 Shrewsbury Avenue
Shrewsbury, NJ 07702

GENERAL COUNSEL

Sang Park
Dechert
30 Rockefeller Plaza
New York, NY 10112

INDEPENDENT AUDITORS

Amper, Politziner & Mattia PC
2015 Lincoln Highway
Edison, NJ 08818

REGISTRAR AND TRANSFER AGENT

American Stock Transfer
& Trust Company
40 Wall Street
New York, NY 10005

COMMON STOCK

NASDAQ Capital Market
Symbol: PROG

SHAREHOLDERS' MEETING

June 14, 2006–10:00AM
Programmer's Paradise
1157 Shrewsbury Ave
Shrewsbury, NJ 07702

CORPORATE OFFICES

Programmer's Paradise, Inc.
1157 Shrewsbury Avenue
Shrewsbury, NJ 07702
Telephone: 732-389-8950

Programmer's Paradise (Canada), Inc.
4055 Sladeview Crescent
Mississauga, ON L5L 5Y1
Canada
Telephone: 905-828-4800